Exhibit 4.36

ESTABLISHMENT CONVENTION

BETWEEN

THE GOVERNMENT OF THE REPUBLIC OF MALI

AND

BHP MINERALS INTERNATIONAL INC.

For the exploration and mining of gold ore

TABLE OF CONTENTS

PAGES
PART I. -	GENERAL PROVISIONS
Article 1	Interpretations
Article 2	Purpose of the Convention
Article 3	Description of the Project
Article 4	Co-operation of the Administrative Authorities

PART II. -	EXPLORATION WORK AND FEASIBILITY STUDY
Article 5	Award of exploration permit to BHP
Article 6	BHP office in Bamako
Article 7	Exploration work programme
Article 8	Expenditure obligations for exploration work
Article 9	Information during exploration
Article 10	Cessation of exploration work
Article 11	Discovery of other substances
Article 12	Feasibility studies

PART III. -	MINING
Article 13	Mining procedures
Article 14	Participation of Parties
Article 15	Purpose of the Limited Liability Company
Article 16	Organisation of the Limited Liability Company
Article 17	Rights of the State to mine a deposit on its own
Article 18	Purchases and supplies
Article 19	Employment of Mali staff
Article 20	Employment of expatriate staff
Article 21	General guarantees given by the State
Article 22	Tax system
Article 23	Customs system
Article 24	Economic system
Article 25	Financial system
Article 26	Guarantees regarding administrative, mining and land matters
Article 27	Expropriation
Article 28	Protection of the environment
Article 29	Cultural heritage
Article 30	Cessation, substitution, new Parties

PART IV. -	FINAL PROVISIONS
Article 31	Arbitration
Article 32	Applicable law
Article 33	Lifespan
Article 34	Coming into force
Article 35	Annexes
Article 36	Modifications
Article 37	Non-renunciation: partial nullity, responsibility
Article 38	Force majeure

Article 39	Reports, reviews and inspections
Article 40	Sanctions and penalties
Article 41	Notifications
Article 42	Language of the Contract and system of measure
Article 43	Intervention by the Limited Liability Company

ANNEXURES
ANNEXE I	Powers
ANNEXE II	Description of the Boundary area
ANNEXE III	Programme and budget of activities
ANNEXE IV	Specimen agreement for rendering of technical services

BETWEEN :

THE GOVERNMENT OF THE REPUBLIC OF MALI, hereinafter referred to as “the State”, represented by the Minister of Mining. Energy and Water Affairs, Mr Karim DEMBELE

on the one hand,

and

BHP Minerals International Inc, a company incorporated under the laws of the State of Delaware, 550 California Street, San Francisco. California 94104, United States of America, hereinafter called “BHP”. represented by Mr David Anthony HUGGINS, by virtue of the powers granted to him by BHP Minerals International Inc, and attached to the present Convention as Annexe I, on the other hand.

AFTER HAVING STATED THAT :

•	The State had carried out exploration work in the Morila region, and in particular in the area defined in Annexe II, over a period of several years;

•

BHP, which is currently carrying out mineral exploration in the SIKASSO region within the framework of an Establishment Convention dated 14 April 1987 and an Exploration Permit awarded by Decree no 2199 dated 14 April 1987 MDIT, has manifested the desire to carry out additional exploration work in other mining regions of Mali;

•	On 28 October 1988, BHP, from this perspective, submitted an application for an Exploration Permit valid for the area situated in the Morila region and defined in Annexe II.

Consequently, the State and BHP wish to draw up conditions and procedures for the execution of exploration activities in the Morila zone. which are to be carried out by BHP on its own, and, where applicable. the mining, on an industrial scale, and in association with the State. of any mineral deposits which may be discovered and;

HAVE AGREED AS FOLLOWS :

PART I : GENERAL PROVISIONS

ARTICLE 1 : INTERPRETATIONS

In terms of the present Convention and without prejudice to the provisions of Article 1 of the Order pertaining to the Mining Code, the following terms shall have the meanings as here specified :

1.1	Mining Code : Order N° 91-065/P-CTSP of 19 September 1991 pertaining to the Mining Code of the Republic of Mali, Decree N° 91 – 277 / PM-RM of 19 September 1991 determining the implementation procedures for Order N° 91 – 065 referred to above, as well as Decree N° 91 – 278/PM-RM pertaining to the approval of the specimen establishment convention for the exploration and mining of mineral substances in the Republic of Mali.

1.2	Board of Directors : The managing body of the limited liability company as envisaged by the provisions of the statutes.

1.3	Convention : The present Convention, including all endorsements or modifications to it and all its annexes.

1.4	DNGM : The National Directorate for Geology and Mining of the Republic of Mali or any organism that may succeed it, exercising identical or similar functions.

1.5	The State : The Republic of Mali.

1.6	Feasibility Study : The report relating to the feasibility of the mining of a deposit of mineral substances within the boundary area and setting out the programme proposed for this mining, which should include, by way of indication but without being limited to :

a)	an evaluation of the extent and the quality of the minable reserves of mineral substances;

b)	determining the possibility of subjecting the mineral substances to a metallurgical treatment;

c)	a socio-economic impact study of the project;

d)	the presentation of a mine construction programme giving details on work, equipment, plants and supplies required for commercial production of a potential ore body or deposit and the authorisations required and related estimated costs, accompanied by forecasts of expenses to be incurred annually;

e)	the drawing up of a plan relating to the marketing of the products, including envisaged points of sale, clients, conditions of sale and price:

f)	planning of the mining;

g)	an economic evaluation of the project, including financial forecasts of operating accounts and balance sheets, calculations of economic indicators (such as the internal rate of profitability, rate of return, net current value, recovery period, profits, result in foreign currency of the project and sensitivity analysis;

h)	conclusions and recommendations with regard to economic feasibility and the programme decided on for starting commercial production, taking into account points “a” to “g” above;

i)	evaluation of and procedures for taking responsibility for the costs relating to the safety of the facilities and the population in the boundary areas of the protection zones;

j)	all other information that the party drawing up the said feasibility study may consider useful to persuade any banking or financial institutions to undertake to lend the funds necessary for mining the said deposit.

1.7	Mining : Any operations which consist of developing (and constructing a mine) and/or extracting mineral substances from a deposit to dispose of them for commercial purposes.

1.8	Deposit : Any ore body of mineral substances recognised by a Feasibility Study as being worth mining for commercial purposes.

1.9	Libor : The interbank interest rate offered in London, over a period of three (3) months, quoted by all international banks.

1.10	Mine :

a)	any shaft, open cast mine, tunnel, opening, whether underground or otherwise, made or constructed after the completion of a Feasibility Study and from which mineral substances have been or shall be removed or extracted by any process of any kind, in quantities greater than those required for sampling, analysis or evaluation;

b)	movable and other plant for the processing, transformation, storage and removal of mineral substances and waste, including residues;

c)	tools, equipment, machinery, immovable property, plant and improvements for the mining, transformation, handling and transport of mineral substances, waste and materials;

d)	housing, offices, roads, landing strips, electricity power line, electricity production plants, evaporation and drying facilities, piping, railway lines and other infrastructure for the above purposes.

1.11	Mineral substances : Gold, silver, lead, zinc, copper, cobalt and related substances as well as any other mineral substances to which the present Convention may be extended in accordance with Article 11.1.

1.12	Interest(s) : With regard to the State, the interest in a limited liability company referred to in Article 14 of the Convention, and, with regard to BHP. a holding of 100% in a limited liability company, less the interest of the State, except in the case envisaged in Article 17.

1.13	Party : BHP or the State; “Parties” shall mean BHP and the State.

1.14	Boundary area : The boundary area defined in Annexe II. It may be modified in accordance with Article 5.2 of the present Convention.

1.15	Exploration Permit : the exploration permit referred to in Article 5.

1.16	Mining Permit : the mining permit referred to in Article 13.3.

1.17	First Production : for each limited liability company, the date on which the first sale or delivery of Products occurs, either within the borders of Mali or by export, excluding any operations carried out by way of trial.

1.18	Products : All mineral substances extracted within the boundary area for commercial purposes within the framework of the present Convention

1.19	Programme of work : A sufficiently detailed description of exploration activities to be undertaken and goals to be achieved by BHP within the boundary area.

1.20	Project : All activities as a whole relating to the boundary area undertaken within the framework of the present Convention.

1.21	Operator : The manager of mining activities by virtue of an operating contract signed with the limited liability company.

1.22	Exploration : all surface studies, as well as superficial work or underground work carried out with a view to establishing the existence or the continuity of mineral indices which have been revealed, so as to conclude from them the existence of a deposit and to study the conditions under which they may be used for industrial purposes.

1.23	Affiliate : Any legal entity, association or “joint venture” or any form of undertaking which directly or indirectly controls a party or is controlled by a physical person or legal entity which controls a party. By the term “control” should be understood the direct or indirect holding of the power to influence or cause to influence the management and decision making by the exercise of voting rights.

1.24	limited liability company : A limited liability company to be formed between the Parties, as envisaged in Article 13.1 of the present Convention.

ARTICLE 2 : PURPOSE OF THE CONVENTION

The purpose of the present Convention is to lay down the general, economic, legal, administrative, financial, tax, customs and social conditions in terms of which BHP and / or the limited liability company shall carry out exploration work within the boundary area, with a view to determining the existence of deposits of such a nature as to allow them to be mined on an industrial scale, and where applicable, shall proceed to mine the said deposits.

ARTICLE 3 : DESCRIPTION OF THE PROJECT

3.1	The activities falling within the framework of the present Convention shall be conducted in two phases. The first phase shall consist in BHP carrying out. at its own expense, exploration work for mineral substances and, insofar as BHP shall consider it appropriate, the preparation of a feasibility study for each potential ore body discovered.

In case BHP should decide to build a mine, the second phase shall consist of mining the deposit or deposits, in accordance with the conditions laid down in Articles 13 to 16 below.

3.2	It is agreed between the parties that within the boundary area, the various phases of exploration work and mining activities may take place in parallel. and the mining of a deposit may start while exploration work continues for the discovery of other deposits.

ARTICLE 4 : CO-OPERATION BY ADMINISTRATIVE AUTHORITIES

The State hereby declares its intention of facilitating as far as possible all exploration work to be carried out by BHP by any means which it may consider appropriate. The same applies to mining and marketing operations of the products that the limited liability company may undertake.

SECTION II – EXPLORATION WORK AND FEASIBILITY STUDY

ARTICLE 5 : AWARD OF EXPLORATION PERMIT TO BHP

5.1	Within thirty days following the signature of the present Convention, the State shall award to BHP, by Decree of the Minister responsible for Mining, an exclusive exploration permit valid for mineral substances and pertaining to the relevant boundary area. This exploration permit shall grant BHP all rights. and shall subject it to all obligations, as are laid down in the Mining Code concerning exploration permits. It is agreed that in order to obtain the said permit BHP shall comply with all formalities laid down by the Mining Code The validity period of this permit shall be three years, renewable twice for a period of three years each.

5.2	At the end of the second year of the first validity period of the Exploration Permit, BHP undertakes to relinquish half the surface area initially awarded. and to relinquish half the remaining area at the time of each renewal of the Permit.

ARTICLE 6 : BHP OFFICE IN BAMAKO

6.1	BHP shall entrust its existing office in Bamako with the task of co-ordinating the exploration work envisaged in the present Convention.

BHP shall appoint the director of its office as its local representative and spokesperson with the State in all that relates to the execution of Exploration work envisaged in the present Convention. Any replacement for the director of the BHP office must be approved by the Director of Mining, and approval may not be withheld without valid reason.

6.2	The director of the BHP office shall be given sufficient powers to decide on any matter relating to exploration work and which may be considered as falling within the framework of the daily activities of such work.

ARTICLE 7 : PROGRAMME OF EXPLORATION WORK

7.1	BHP alone shall be responsible for the design, execution and financing of exploration work.

7.2	During the first three years of validity of the exploration permit. BHP undertakes to conduct the programme of exploration work attached to the present Convention as Annexe III.

7.3	In a case where BHP should decide to renew the exploration permit in accordance with Article 8.4 below. BHP shall submit to the DNGM at least two (2) months before the end of the third year referred to above, a programme of exploration work, new boundaries for the permit and a forecast of expenses for the duration of the period of renewal. At a later stage. BHP shall submit to the DNGM, at least one month before the end of each year, a detailed programme of work and a forecast of expenditure.

7.4

It is agreed that the officials of the DNGM shall be made available to BHP to participate in the preparation and execution of work programmes within the framework of the present Convention. The costs of these officials shall be for the account of BHP. They shall fall under the authority of the local representative of BHP, designated by Article 6.1. The number of officials shall be determined by mutual agreement. The provisions of the present paragraph shall not have as effect the modification of any responsibilities entrusted to BHP in paragraph 7.1 above.

7.5	Samples shall be analysed in Mali, either at existing analytical laboratories or in a fixed or mobile laboratory established for this purpose by BHP. However. BHP. on providing the necessary proof, may send any samples taken during its exploration activities for analysis and/or processing outside Mali, including bulk samples destined for metallurgical studies. The DNGM should be informed of the results of the analyses.

7.6	BHP shall take out all the insurance normally taken out by a diligent operator, including third party insurance, insurance covering the risk of loss or accidental damage to equipment and insurance against death, disability and disease for the staff.

ARTICLE 8 : EXPENDITURE OBLIGATIONS FOR EXPLORATION WORK

8.1	BHP undertakes exclusive responsibility for all necessary expenses in the programme of exploration work, from its own funds, except in a case where exploration is conducted within the boundary of a mining permit.

8.2	BHP undertakes to spend a minimum amount equivalent in CFA francs to six hundred and fifty thousand US Dollars (650.000) on exploration work during the first eighteen (18) months of validity of the exploration permit.

8.3	In accordance with Article 10.1 below BHP shall be entitled to relinquish its exploration work at any time before the expiry of the validity of the said exploration permit. In a case where BHP should wish to exercise this right before the end of the first eighteen (18) months of the validity of the said exploration permit, it shall pay the State the difference between the exploration expenditure actually incurred and the minimum expenditure amount laid down in Article 8.2.

8.4	BHP shall be entitled to renew the exploration permit for another period of three (3) years, under conditions laid down by mining legislation, if the accumulated amount of exploration expenditure for the first three (3) years of validity of the said permit amounts to a minimum equivalent in CFA francs to two million three hundred and fifty thousand US Dollars ($ 2.350.000).

8.5	Over and above the salaries, wages and miscellaneous expenses relating to staff effectively employed for exploration work in Mali, only the following expenses shall be taken into consideration in the calculation of minimum expenditure :

a)	depreciation of equipment actually used in exploration work in Mali for the period corresponding to their use;

b)	expenditure undertaken in exploration work per se in Mali, including expenses concerning amongst other things the establishment of programmes, tests, analyses, external studies etc., as well as technical services carried out by BHP or an affiliate company at rates corresponding to the basic salary of the service provider, company benefits, contributions, welfare contributions, other expenses and related charges. The head office expenses for BHP may be taken into consideration at a fixed rate of six per cent (6%) of the said costs. In order to be able to verify these expenses, the accounting system shall be organised so as to allow exploration expenses to be differentiated from administrative expenses.

ARTICLE 9 : INFORMATION DURING EXPLORATION

9.1	BHP shall supply the State with reports relating to exploration work required by the Mining Code.

9.2	At the expiry of the exploration permit and of all periods of renewal of the latter envisaged in Article 8.4. BHP shall submit a final report to the State, as well as all maps, drilling logs, all airborne surveys and all crude data that it has acquired during the exploration period. This obligation shall also apply to all other exploration permits awarded within the framework of the present Convention.

9.3	The reports and data referred to in Article 9.1 may not be communicated to a third party by the State without the prior written consent of BHP, which may not be withheld without valid reason. In case of relinquishment of the exploration permit these reports and data shall become the property of the State.

ARTICLE 10 : CESSATION OF EXPLORATION WORK

10.1	Subject to the provisions of Article 8 of the present Convention and in accordance with the provisions of the Mining Code. BHP may cease exploration work before the expiry of the validity period of the exploration permit, if it considers that the results obtained do not justify the continuation of the said work.

10.2	In case of final cessation of the exploration permit all mining titles and rights arising from the present Convention and held by BHP shall become null and void with regard to the boundary areas covered by the Exploration Permit. BHP shall then send the State the final report referred to in Article 9.2 above.

ARTICLE 11 : DISCOVERY OF OTHER SUBSTANCES

11.1	If, during the execution of exploration work, BHP should discover the existence of substances other than mineral substances, BHP may extend the validity of its exploration permit to these new substances under conditions laid down by the Mining Code.

11.2	The parties shall initiate negotiations to define the terms and conditions of an Establishment Convention allowing the exploration and mining of the said substances.

ARTICLE 12 : FEASIBILITY STUDY

12.1	If BHP should decide to proceed with the mining of the deposit, on the basis of this study, the State shall have a period of ninety (90) days, starting from the date on which the application for the mining permit is lodged by BHP- UTAH, to communicate in writing to BHP the percentage of its holding in the capital of the limited liability company, as set out in Article 14 below.

SECTION III – MINING

ARTICLE 13 – PROCEDURES FOR MINING

13.1	Each time BHP takes a decision to mine a deposit, a new limited liability company may be created for the development of the said deposit, with the State and BHP as shareholders. The limited liability company shall be governed, in particular, by the provisions of the present Convention, its Articles and the Commercial Code in force in Mali on the date of signature of the present Convention.

13.2	By way of derogation from Article 13.1 above, it is hereby stated that the mining of a new deposit in the same boundary area may be done within the framework of an existing limited liability company, with the consent of both Parties.

13.3	Within ninety (90) days following the lodging of the application for a mining permit by BHP, the State shall grant BHP a mining permit for this deposit BHP shall immediately and without payment cede the mining permit to the limited liability company. BHP shall remain holder of the exploration permit in accordance with the provisions of the Mining Code so as to be able to continue exploration work in the area where applicable.

13.4	As soon as the mining permit is granted, the limited liability company shall be authorised to start development work on the deposit and the construction of the mine.

ARTICLE 14 : INTERESTS OF THE PARTIES

14.1	When the limited liability company is established in accordance with Article 13.1 the initial interest of each Party in the company capital of the limited liability company shall be determined in accordance with expenses already incurred by each Party with regard to the deposit which is the purpose of the Mining Permit of which this limited liability company is the owner. This Interest shall be equal to the ratio between expenses already financed by this Party and total expenditure already financed by the Parties as a whole. However, the cash Participation of the State shall be at most equal to 10 % of the company capital of the limited liability company subject to the provisions of Article 14.6 below.

If the sum of expenses already incurred by the State should be greater than 10 % of the company capital of the limited liability company, any excess shall be carried to the credit of the State for future requirements in company capital by the limited liability company, or shall be considered as a shareholder’s advance and shall be repaid to the State by the limited liability company when its financial situation allows. The sum of expenses already incurred by the Parties and to be included into the initial company capital of an limited liability company shall be determined by mutual agreement between the State and BHP.

14.2	At the date of signature of the present Convention, the following amount shall be considered, in terms of the contract, as “expenses already incurred” by the State, for exploration work carried out within the boundary: One million six hundred thousand US Dollars (1.600.000 $ US) which shall bear interest at the LIBOR rate + 2%. These expenses may only be used by the State for the constitution of the first limited liability company established within the framework of the present Convention.

14.3	In accordance with Article 62 of the Mining Code, the cash participation of the State in the company capital of the limited liability company, envisaged in Article 14.1 above, shall be increased by a free participation equal to 10 % of the company capital of the limited liability company. This free Participation of the State equal to 10 % of the company capital shall have the same rights pari passu as Participations held by other shareholders in the limited liability company.

14.4	The State shall have no obligation by virtue of its percentage free Participation stipulated in Article 14.3, to contribute to exploration and Feasibility Study expenses or expenses related to the development of the deposit or any development works or mining expenses.

Should an increase in the capital of the limited liability company be decided by an Extraordinary General Assembly, 10 % of the new shares shall be allocated to the State free of charge so as to allow it to retain its percentage free Participation of 10%.

14.5	However, for the 10 % stipulated in Article 14.1 and obtained by the State in exchange for expenses that it has already incurred, the State shall provide any financial means and/or guarantees necessary for the development and mining by the limited liability company of the deposit in proportion to this 10 % Participation and shall subscribe to any increase in company capital.

14.6	By way of exception, at the time of the establishment of the first limited liability company within the framework of the present Convention, the State may, instead of participating in the capital of the said limited liability company, and according to the procedures stipulated in Articles 14.1 to 14.5 above, choose the following formula :

•

to obtain automatically, in exchange for expenses already incurred and the free Participation of 10 % stipulated by Article 62 of the Order pertaining to the Mining Code, 15 % of the initial company capital in the limited liability company, with the possibility of obtaining in cash from BHP an additional Participation of 5 % of company capital.

The State shall notify BHP in writing of its decision on whether to accept this formula thirty (30) days after the establishment of the first limited liability company at the latest.

The acquisition price of the cash Participation of 5 % shall equal the percentage of 5 % multiplied by the coverall cost of Exploration Work and the Feasibility Study relating to the deposit, and carried by BHP before the establishment of the limited liability company, increased by interest at the LIBOR rate + 2%.

Should the State decide to acquire from BHP the additional 5 % cash Participation, payment shall be made within three months of the establishment of the limited liability company at the latest.

Should an increase in the capital of the limited liability company be decided by an Extraordinary General Assembly prior to First Production, 15 % of the new shares shall be allocated to the State free of charge so as to allow it to retain its initial percentage of 15%.

The State shall have no obligation by virtue of its initial percentage of 15 % to contribute to exploration and Feasibility Study expenses or expenses related to the development of the deposit or any development work or mining expenses up to First Production.

Should there be new investments and/or an increase in the capital after First Production, this 15 % Participation shall carry the same obligations pari passu as the Participations held by the other shareholders in the limited liability company.

14.7	In any case, the stake of the State in the company capital of a limited liability company established within the framework of the present Convention may not at any time during the validity of the said limited liability company exceed 20 % of the total of the said company capital.

ARTICLE 15 : PURPOSE OF THE LIMITED LIABILITY COMPANY

15.1	The purpose of the limited liability company shall consist in mining the deposit of mineral substances within the boundary area, which forms the subject of the feasibility study and for which a mining permit shall have been granted and shall include all operations necessary or useful for the mining of the said deposit.

15.2	As soon as BHP cedes the mining permit to the limited liability company, the latter shall carry out in a diligent manner and in accordance with the rules of the art the development and mining of the said deposit which forms the purpose of the feasibility study.

ARTICLE 16 : ORGANISATION OF THE LIMITED LIABILITY COMPANY

16.1	The parties shall decide on the designation of the limited liability company at the time of its establishment.

16.2	The Head Office of the limited liability company shall be located in the Republic of Mali, at a location designated by mutual agreement between the parties.

16.3	The financial year of the limited liability company shall start on the 1st of January of each calendar year and end on the 31st of December of the same year.

16.4	The limited liability company may call in technical assistance from BHP and/or its affiliates. Technical services shall be supplied in accordance with the specimen Technical Assistance Contract attached to the present Convention as Annexe IV that shall come into force on the establishment of a limited liability company. Services shall be invoiced to the limited liability company so as to cover the actual costs incurred by BHP.

16.5	The limited liability company shall be governed by its Articles and by the provisions of the Code of Commerce of Mali (Act n° 86-13 AN-RM of 21 March 1986), with the exception of Articles 419 to 450.

Should there be any contradiction between the provisions of the Articles of the limited liability company and the provisions of the Code of Commerce, the provisions of the Articles shall prevail.

ARTICLE 17 : RIGHTS OF THE STATE TO MINE A DEPOSIT ON ITS OWN

If the State considers that a new deposit within a boundary area should be mined, it may ask BHP to draw up a feasibility study on the mining of this deposit. Should BHP be of the opposite opinion and consider that a feasibility study is not justified. the State may carry out its own feasibility study and submit it to BHP indicating that it wishes to proceed with mining. BHP shall notify the State, within a period of ninety

(90) days from the date of receipt by BHP of the feasibility study, whether it wishes to participate in the mining of the deposit that is the subject of the feasibility study. Should there be no response from BHP within this period or should its response be negative, the State may proceed with mining the said deposit on its own and at its own expense and risk and no limited liability company shall be established. In this case the State shall have a 100 % cash stake in the deposit being mined. If BHP should decide to participate in mining the deposit, a limited liability company shall be formed between the parties and the provisions of Articles 13 to 16 above shall be applicable.

ARTICLE 18 : PURCHASES AND SUPPLIES

BHP, the limited liability company and their affiliates and sub-contractors shall, as far as possible, use services and raw materials obtained from Mali sources and products manufactured in Mali insofar as these services and products are available at competitive conditions of price, quality, guarantees and delivery times.

ARTICLE 19 : EMPLOYMENT OF MALI PERSONNEL

19.1	For the duration of the present Convention, BHP and the llimited liability company, their affiliates and sub-contractors undertake to :

a)	give preference to Mali personnel with equal qualifications ;

b)	implement a training and promotion programme for Mali personnel so as to ensure that they are used in all phases of activity related to the present Convention ;

c)	provide housing for workers employed on the site under conditions of health and hygiene complying with current or future regulations :

d)	comply with legislation and regulations on public heath as they appear from texts currently in force or to come ;

e)	comply with labour regulations and legislation currently in force or to come and relating in particular to general working conditions, the salary system, the prevention and compensation of industrial accidents and occupational diseases, as well as professional associations and trade unions.

19.2	From the date of first production of the first mine within the boundary area, the limited liability company undertakes to contribute to :

a)	the establishment, extension or improvement of the medical and educational infrastructure at a reasonable distance from the deposit relating to the normal needs of workers and their families.

b)	the organisation, at a local level, of recreational facilities for its staff.

19.3	The State undertakes to grant BHP, the limited liability company, affiliates and sub-contractors the necessary authorisations to allow employees to work overtime and to work during the night or on days that are usually paid or unpaid public holidays, in accordance with legislation in force.

19.4	The State undertakes not to pass any labour or social legislation measures with regard to BHP, the limited liability company, their affiliates or subcontractors, or with regard to their personnel, which may be considered as being discriminatory in comparison with that which may be imposed on companies exercising a similar activity in Mali.

ARTICLE 20 : EMPLOYMENT OF EXPATRIATE PERSONNEL

20.1	BHP and/or the limited liability company and their affiliates and subcontractors may employ any expatriate staff for their activities in Mali which, in the respective opinions of BHP and/or the limited liability company, may be necessary for the efficient conduct of mining and its ultimate success. The State shall facilitate the acquisition of permits and authorisations required for this expatriate personnel, including entry and exit visas, work permits and residence permits, in accordance with current legislation.

20.2	The State undertakes, for the duration of the present Convention, not to enact or decree any measure with regard to BHP, the limited liability company and/or their affiliates and sub-contractors implying the restriction of conditions in terms of which current or future legislation permits :

a)	the entrance, residence and exit of any member of staff of BHP, the limited liability company and/or their affiliates and sub-contractors, the families of these staff members, as well as their personal effects.

b)	subject to Article 19.1 above, the employment and dismissal by BHP, the limited liability company and/or their affiliates and sub-contractors of any persons of their choice, whatever may be their nationality or the nature of their professional qualifications.

20.3	The State however reserves the right to prohibit the entrance or residence of nationals of countries hostile to the Republic of Mali and any persons whose presence would be of such a nature as to compromise security or public order or who indulge in political activity.

ARTICLE 21 : GENERAL GUARANTEES GRANTED BY THE STATE

21.1

The State undertakes to guarantee to BHP and to the limited liability company the continued existence of the economic and financial advantages and the tax and customs conditions set out in the present Convention. Any modification that may be made in the future to legislation and regulations in Mali, and in particular to the Mining Code, shall not be applicable to BHP and to the limited liability company without their prior written agreement. Any more favourable provision enacted after the date of signature of the present Convention, within the framework of general legislation, shall automatically be extended to BHP and the limited liability company.

21.2	The State also guarantees to BHP, the limited liability company and/or their affiliates and sub-contractors and to persons duly employed by the latter that they shall never in any way be subjected to any unfavourable legal or administrative discrimination either de jure or de facto.

ARTICLE 22 : TAX SYSTEM

22.1	The tax system applicable to the present Convention shall vary according to the various phases of operation.

22.2	From the date on which the present Convention comes into effect and for the first three years of production, BHP, the limited liability company and/or their affiliates and sub-contractors, depending on the circumstances, shall be exempt from all tax (including Tax on Services Rendered (CPS), Value Added Tax and Tax on Services), duties, contributions or any other direct or indirect taxes that they may have to pay personally or for which they may be liable with the exception of :

a)	fixed duty for the issuing of an exploration permit regardless of its surface area : 300.000 F ;

b)	the duty on the renewal of the exploration permit, at the time of each renewal : 300.000 F ;

c)	fixed duty on the issue of a prospecting authorisation: 300.000 F

d)	fixed duty on the issue of a mining authorisation: 7.000 F ;

e)	fixed duty on the issue of a mining permit: 1.000.000 F ;

f)	the additional surface fee for exploration permits and for authorisations to prospect, for the full duration of the Convention :

•	50 F/km2 per year for the first period

•	100 F/km2 per year for the first renewal

•	200 F/km2 per year for the second renewal

g)	the additional surface fee for mining permits and authorisations :

•	50.000 F/km2 per year ;

h)	the Employers’ Standard Contribution (CFE) at the rate in force on the date of signature of the present Convention (the basis being equal to the total gross sum of wages, salaries and pay of employees, including expatriate employees);

i)	the social welfare levies and contributions due for employees, including expatriate employees, as provided for in current legislation ;

j)	General Tax on Revenue due by employees ;

k)	duties on vehicles except for on-site vehicles and other vehicles directly related to exploration operations ;

l)	stamp duties on intended imports with regard to vehicles as well as tax on related insurance contracts, with the exception of on-site vehicles and or other vehicles directly related to exploration operations ;

m)	Ad Valorem tax at a rate of 3 % of the value ex field. By value ex field should be understood the value of Products sold to the refinery less all refining costs or any other process or means of treatment necessary for the transformation of mineral substances into a commercial final product, commissions on marketing of the products, costs for transport, weighing, analysis, where applicable, which have not already been deducted by the purchaser;

n)	tax on services rendered at a rate of 3 % of the value ex field as defined in Article 22.2 (m) above.;

22.3	After the first three years of production from a project that is the subject of a mining permit, BHP or the limited liability company, its affiliates and subcontractors shall be bound to pay the following, with regard to this project :

a)	an additional surface fee for mining permits:

•	75.000 F/ km2 per year;

b)	an additional surface fee for mining authorisations:

•	50.000 F/ km2 per year ;

c)	registration duties ;

d)	stamp duties ;

e)	tax on income from land and tax on mortmain assets subject to exemptions set out in the Mining Code ;

f)	patent duties ;

g)	housing tax set at a rate of 1 % of the payroll of all employees ;

h)	the Employers’ Standard Contribution (CFE) at the rate in force on the date of signature of the present Convention, the basis being equal to the total gross sum of wages, salaries and pay of employees, irrespective of their current or future nationality;

i)	General Tax on Revenue due by employees ;

j)	the social welfare levies and contributions normally due for employees. as provided for in current legislation ;

k)	tax on profits at a rate of 45 % subject to Article 22.4 below :

l)	duties on vehicles, with the exception of heavy equipment and/or other vehicles directly related to mining operations :

m)	Value Added Tax (VAT);

With regard to domestic taxes on turnover, BHP and/or the Operator, the limited liability company, shall benefit from tax credits recorded in their favour by the application of the provisions of Article 513 of the General Code on Taxation, governing the regulations of repayment of VAT or TPS to exporting companies. Should there be no reimbursement within a period of three (3) months, these reimbursable tax credits shall be used for the payment of other taxes and duties owing by the Company.

n)	duties on insurance contracts taken out with insurance companies residing in Mali ;

o)	Ad Valorem tax at a rate of 3 % of the ex field value as defined in Article 22.2 above;

p)	Tax on Services Rendered at a rate of 3 % of the ex field value.

No other tax, duty, contribution or levy of any type, be it direct or indirect, which is or which may in the future be imposed by the State at any level whatsoever shall be payable by the parties, BHP and the limited liability company, their affiliates or subcontractors, for the duration of the mining period.

22.4	Notwithstanding the provisions of Article 22.3 (k), BHP and/or the limited liability company shall be exempt from tax on industrial and commercial profits for the first five years following the first production.

22.5	The net taxable profits of BHP or of the limited liability company subject to direct taxation at a rate of 45 % shall be determined according to the provisions of Articles 103 and 104 of the Mining Code subject to the definitions and modifications set out below :

a)	the liabilities defined in Article 105 of the Mining Code shall consist both of claims of shareholders and/or their affiliates against the limited liability company as well as dues to third parties ;

b)	BHP or the limited liability company shall be authorised to post to the debit of the operating account any actual interest paid to third parties as well as to its shareholders and/or their affiliates insofar as the interest rates paid to such affiliates shall not exceed conditions on the international market;

c)	the depreciation rates applicable shall be those determined by texts in force on the date on which the present Convention is signed. and in particular Interministerial Decree N° 236/MF-MDITP of 23 January 1975.

Depreciation shall come into effect from the date of first production for assets acquired before this date. Depreciation for assets acquired after first production shall come into effect on the date on which the assets go into operation.

Depreciation posted to books in deficit years may be deferred for the purposed of calculation of net profits subject to the tax on profits. Amounts of deferred depreciation shall be deducted, after deduction of losses carried over, during the first tax year of the limited liability company that shows a profit and each following year that shows a profit.

Exploration and mining expenses which cannot be allocated to depreciable assets shall be capitalised and depreciated by linear calculation over the shorter of the following two periods : ten years or the estimated duration of mining of the mine.

d)	All technical assistance costs incurred by BHP, as listed in Annexe IV. shall be fully deductible for the calculation of the net annual profits that are liable for tax on profits. BHP and/or the limited liability company undertake to supply the State with an annual certified attestation of the accounts in accordance with Article 104 (c) of the Mining Code.

e)	BHP and/or the limited liability company shall be authorised to carry over again for a period of five years all operating losses incurred after the first production. For this purpose, operating losses shall mean the excess of all deductions laid down by Article 104 of the Mining Code on all revenue referred to in Article 103 of the said Code.

22.6

In accordance with Article 96 of the Mining Code, the State guarantees BHP and the limited liability company that it shall maintain the tax system subject to the provisions of Article 21.1 of the present Convention. During the duration of the validity of the present Convention, no modification may be made to the rules concerning the tax basis, the collection of statutory duties and tariffs stipulated in the present convention without the prior written consent of BHP and/or the limited liability company depending on the circumstances. For the duration of the validity of the present Convention, BHP and the limited liability company shall not be liable for taxes, duties and contributions collected and cleared by the State where their creation has just been decided.

22.7	With regard to the Internal Revenue Code of the United States of America, each limited liability company shall be considered as a partnership. In this regard, certain federal taxes and federated States should be declared in the United States. This declaration shall be done at the sole responsibility of BHP but the limited liability company shall sign such declarations at the request of BHP. The intention of the Parties is that the Malian tax on profits which shall be payable by BHP by virtue of the present Article 22 shall be considered as a tax credit in the meaning of the Internal Revenue Code of the United States of America. If the Internal Revenue Service should determine that the above tax cannot be fully credited for the purposes of taxation on revenue due by BHP in the United States, the Parties agree to re-open negotiations on the present Article 22 so as to institute a tax on profits which can constitute a tax credit in its entirety. However, such modifications can in no circumstances have the effect of modifying the economic or other advantages granted to the State in the present Convention.

ARTICLE 23 : CUSTOMS SYSTEM

23.1	BHP and/or the limited liability company and their affiliates and subcontractors shall benefit from the following customs advantages while the exploration permit remains valid and thereafter for the first three years of production.

a)	System of free temporary admission “prorata temporis” of equipment. machinery and apparatus, heavy vehicles, utilitarian vehicles and other goods destined to be re-exported after the completion of exploration or mining work.

b)	Common law system for private vehicles used for the activities of BHP or the limited liability company as well as all vehicles destined for private used.

c)	Exemption from import duties and taxes, including the Tax on Services Rendered (CPS or any other tax taking its place), payable on tools, chemical products, reagents, petroleum products, oils and grease for machinery required for their activities, computer equipment and accessories, communication equipment and accessories, spares, (excluding those destined for private vehicles), materials and equipment, machinery and apparatus destined for the operation of the mine and/or to be used permanently on the mine. BHP and/or the Operator, the limited liability company shall submit to the Customs Department a provisional annual statement of equipment, materials and products to be imported and which would benefit from the customs advantages. This statement may be modified to take into account the development of the project and must be approved by the Direction Nationale de la Geologie et des Mines (DNGM).

23.2	The expatriate staff of BHP and the limited liability company shall benefit, as far as their personal effects are concerned, from exemption from duties and taxes, including the Tax on Services Rendered or any tax taking its place, for a period of six months starting from their initial establishment in Mali.

23.3	At export, the products shall be exempt from all export duties and taxes, all taxes on turnover at export and all other duties levied at export while the present Convention remains valid. The proceeds of sales of these exports shall not be liable for any tax, whether it is direct or indirect, and BHP and the limited liability company may hold the proceeds of such sales in foreign currency.

23.4	At re-export, the equipment and supplies which were used to carry out exploration and mining work will be exempt from all exit taxes and duties including Tax on Services Rendered, or any tax in its place, which may normally be payable.

23.5	Should goods imported duty free to Mali be resold in terms of the above provisions, BHP, the limited liability company, and/or their affiliates and subcontractors or their staff shall go through the required formalities for this purpose and shall be liable for duties on the resold goods. These goods will be valued in accordance with the current legislative and statutory provisions.

23.6	After the first three years of production, BHP and/or the Operator, the limited liability company, their affiliates and sub-contractors shall be liable for the payment of customs duties and taxes applicable on the date on which the present Convention is signed, with the exception of petroleum products, oils and greases necessary for the production of energy for the extraction, transport and processing of the ore.

These petroleum products, oils and greases necessary for the production of energy for the extraction, transport and processing of the ore shall remain exempt from all customs duties and taxes while the present Convention remains valid.

ARTICLE 24 : ECONOMIC SYSTEM

24.1	Subject to the provisions of the present Convention, the State, while the present Convention remains in force, shall not pass or issue any measure with regard to BHP and/or the limited liability company, their affiliates and sub-contractors, with the implication of a restriction on conditions in terms of which the legislation in force at the time when the present Convention is signed allows the following :

a)	free choice of suppliers and sub-contractors (subject to Article 18 above);

b)	free import of goods, supplies, materials, equipment, machinery, spares and consumables (subject to the provisions of Article 23 above);

c)	free circulation throughout Mali of goods and equipment referred to in the above paragraph as well as all substances and products arising from exploration and mining activities.

24.2	The State undertakes to supply all the necessary permits and authorisations for the exercise of rights guaranteed by Articles 23 and 24 of the present Convention.

24.3	Subject to the provisions of the present Convention, BHP and/or the limited liability company shall be authorised to execute contracts at reasonable prices from the point of view of the world market and to export products, as well as freely market these products, except to and with countries … [missing].

24.4	If during or at the end of its mining operations within the framework of the present Convention, BHP and/or the limited liability company should decide to put an end to their activities, they may only transfer their facilities, machinery and equipment to third parties after giving the State priority to acquire these goods at their estimated value at the time of the above-mentioned decision.

24.5	BHP, the limited liability company and/or their affiliates and sub-contractors shall be authorised to import duty-free any equipment and products directly or indirectly needed for the project. For implementing the duty free import procedure, not only will conditions of quality and delivery times be taken into account but also the possibility of obtaining the equipment and products at competitive prices on the domestic market.

ARTICLE 25 : FINANCIAL SYSTEM

25.1	Subject to the provisions of the present Convention, the State guarantees, for the duration of the present Convention, to BHP, the limited liability company and their affiliates and sub-contractors :

a)	free conversion and free transfer of funds destined to settle all debts (principal and interest) in foreign currency with regard to suppliers and creditors who are not nationals of Mali;

b)	free conversion and free transfer of net profits to be distributed to non Malian partners and all sums allocated to the repayment of financing obtained from non Malian institutions and BHP affiliates, after payment of all duties and taxes laid down by the present Convention;

c)	free conversion and free transfer of profits and funds originating from the liquidation of assets, after payment of levies, customs duties and taxes laid down by the present Convention.

25.2	In order to allow the limited liability company or BHP to meet its mining costs and to make payments to suppliers and creditors for goods and services purchased and loans contracted and to service possible dividends, within the framework of its activities, the limited liability company or BHP is authorised by the present Convention to pay into an offshore account in US dollars or any other convertible currency, the proceeds of its exports.

25.3	BHP and the limited liability company shall be authorised to open an account in foreign currency in Mali or abroad.

25.4	The State guarantees the free conversion and free transfer abroad of savings of expatriate staff working for BHP, the limited liability company, as well as their affiliates and sub-contractors, made on their salaries or resulting from the liquidation of investments in Mali or the sale of personal effects in Mali. In pursuance of Article 6 of Act N° 89-12 AN-RM of 9 February 1989. the State shall authorise its expatriate personnel residing in Mali to open accounts in foreign currency in Mali or abroad.

ARTICLE 26 : ADMINISTRATIVE, MINING AND REAL ESTATE GUARANTEES

26.1	In terms of the conditions set out by the Mining Code the State guarantees BHP and the limited liability company the occupation and use of all terrain necessary for exploration and mining work of the deposit or deposits which form the subject of this exploration and/or mining permit, both within as well as outside the boundary.

The occupation and utilisation of the said terrain shall not give rise to BHP or the limited liability company having to pay any taxes, duties, fees or levies other than those set out in the present Convention. At the request of the limited liability company or BHP, the State will proceed to re-settle any inhabitants whose presence on the said terrain would hinder exploration and/or mining work. BHP and/or the limited liability company shall be bound to pay a fair compensation to the said inhabitants as well as for any deprivation of enjoyment or damage which their activities may cause to the holders of land titles, customary law occupational titles or any beneficiaries of any rights whatsoever.

26.2	BHP and the limited liability company shall be entitled, at their own costs. to cut wood necessary for their work and to take and use the said wood. earth. stone, sand, gravel, lime, gypsum and waterfalls and all other materials and elements which would be necessary to achieve the objectives of the present Convention, in accordance with legislation in force.

26.3	The Mining Code in force in Mali at the date of the present Convention shall govern the mining titles awarded or leased to BHP or to the limited liability company for the duration of the validity of the present Convention.

ARTICLE 27 : EXPROPRIATION

The State assures BHP and the limited liability company and their affiliates and subcontractors that it has no intention of expropriating any future mines nor of seizing any of their assets. However, if circumstances or a critical situation should demand such measures, the State acknowledges that it shall be bound to pay an adequate compensation for infringed interests, in accordance with international law.

ARTICLE 28 : PROTECTION OF THE ENVIRONMENT

28.1 BHP, insofar as it relates to any Exploration work, and/or each limited liability company, insofar as it relates to any mining, undertakes the following:

a)	to preserve the environment and public infrastructure allocated to their use for the duration of the Convention ;

b)	to repair any damage caused to the environment and to any infrastructure, beyond normal usage ;

c)	to comply in all details with current legislation concerning dangerous waste, natural resources and the protection of the environment ;

d)	to develop the excavated terrain in accordance with internationally accepted uses in the mining industry ;

e)	to comply with the provisions of the Forestry Code in particular those relating to clearing along banks and watercourses and on slopes:

f)	to install a purification system for the waste water of the mine.

ARTICLE 29 : CULTURAL HERITAGE

In accordance with legislation in force on the protection of the national cultural heritage, the mining phase should be preceded by an archaeological study conducted within the boundary area for mining by the relevant departments of the Ministry of Culture, and BHP and/or the limited liability company shall bear the costs of such a study.

During exploration activities, if any movable or immovable elements of the national cultural heritage should be revealed, BHP undertakes to inform the administrative authorities immediately, and not to remove any of these objects. The limited liability company and BHP undertake to participate in the rescue expenses.

ARTICLE 30 : TRANSFER, SUBSTITUTION AND NEW PARTIES

30.1	One of the parties may, with the prior written consent of the other, transfer to other legal entities, which are technically and financially qualified, all or part of the rights and obligations that it has acquired by virtue of the present Convention including its interest in a limited liability company and in the exploration and mining permits. In this case, the transferees shall assume all rights and obligations of the transferor defined by the present Convention or arising from its participation in the limited liability company as well as those arising from the exploration and mining permits. With regard to the participation of a party in the limited liability company or the disposal of a permit, the other party shall have a pre-emptive right.

30.2	Article 30.1 above shall not apply to the disposal by a party of all or part of its rights arising from the present Convention or its interest or assets in a limited liability company to an affiliate.

30.3	BHP shall be free to substitute for itself any affiliate company, after notifying the State, for the execution of the present Convention.

30.4	Should BHP be substituted by an affiliate company, BHP shall remain fully responsible for the execution of the obligations by the latter.

SECTION IV – FINAL PROVISIONS

ARTICLE 31 : ARBITRATION

31.1	The parties undertake:

a)	to come to an amicable settlement in all disputes concerning the interpretation or implementation of the present Convention ;

b)	in case of dispute or litigation which exclusively relates to technical aspects, to submit to an acknowledged expert for his technical knowledge, chosen jointly by the parties and not having the same nationality as them or any link of any kind with them. The decision of this expert shall be given within 30 days of his appointment and shall be final and without appeal. In case of disagreement on the evaluation of the nature of the dispute between the parties concerning the identity of the expert, this matter shall be decided by arbitration in accordance with the provisions of Article 31.2 below.

The costs of technical arbitration shall be equally shared between the Parties.

31.2	Subject to the provisions of Article 31.1 above, any litigation or dispute relating to the present Convention shall be settled by arbitration in accordance with the Convention for the settlement of disputes relating to investments between States and Nationals of other States, which came into effect on 14 October 1966 (hereinafter called the “Arbitration Convention”).

In the case of such arbitration :

a)	the arbitration shall take place in Paris, unless the parties shall decide otherwise ;

b)	the arbitration shall take place in French, with a translation into English; the applicable law shall be determined according to the provisions of Article 32 ;

c)	the costs of arbitration shall be for the account of the losing party.

31.3	For the purposes of arbitration, the parties agree that the operations to which the present Convention refers shall constitute an investment in the meaning of Article 25, paragraph 1 of the Arbitration Convention.

31.4	In circumstances where, for any reason whatsoever, the International Centre for Settlement of Investment Disputes (ICSID) shall declare itself to be incompetent or should refuse to arbitrate, the dispute shall then be finally decided in accordance with the Arbitration Regulations of the International Chamber of Commerce. A single arbitrator nominated by mutual agreement of the parties shall be responsible for the arbitration. This arbitrator shall be of a nationality other than that of the parties and shall have proven experience in mining. In the case where the parties cannot reach agreement on the question of choice of an arbitrator, three arbitrators appointed in accordance with the Arbitration Regulations of the International Chamber of Commerce shall be responsible for the arbitration. The provisions of Article 31.2 shall apply.

31.5	The parties undertake to carry out without delay any decision given by the arbitrators and relinquish any means of recourse. Any competent court may be requested to confirm the judgement for the purposes of the order for enforcement.

ARTICLE 32 : APPLICABLE LAW

The law applicable to the present Convention shall be the law of the Republic of Mali.

The State hereby declares that the present Convention is authorised in terms of Mali mining legislation. It is explicitly understood that while it remains valid, the Convention shall constitute the Law applicable between the parties. subject to compliance with other provisions of public law and order. It follows that Mali legislation in force on the date of the signature of the present Convention shall play a supplementary role in the interpretation of the present Convention, only insofar as the present Convention does not regulate the issue in full.

ARTICLE 33 : DURATION

33.1	The present Convention shall have a maximum duration of 30 years from the date on which it comes into force. In a case where the period during which a deposit is mined should exceed the duration of the present Convention, the parties undertake to apply for an extension, which, in accordance with Article 53 of the Mining Code, may only be awarded by a special act.

33.2	The present Convention shall terminate before its term in the following cases :

a)	By written agreement of the parties ;

b)	In case of complete relinquishment by BHP and the limited liability company or limited liability companies of their mining titles, or if the latter should be annulled in accordance with the provisions of the Mining Code ;

c)	In case BHP, during the exploration period, or the limited liability company, during the mining period, should go bankrupt, go into receivership, or their assets be liquidated or undergo similar collective procedures.

ARTICLE 34 : COMING INTO FORCE

The present Convention, which shall have force of law, shall come into force after its signature by both parties, on the latest of the following two dates:

•	The date on which the Exploration Permit is awarded to BHP by decree issued by the Minister of Mining.

•	The date of the order or of the act approving the present Convention.

ARTICLE 35 : ANNEXES

Annexes I, II, III and IV, as well as any codicils to the present Convention shall form an integral part of it.

ARTICLE 36 : MODIFICATIONS

36.1	Any clause that is not provided for in the text of the present Convention may be proposed by one or other of the parties and shall be given careful consideration. Each party shall make every effort to reach a solution which is mutually acceptable, following which the said clause shall constitute the subject of a codicil which will be ratified by the State and annexed to the present Convention.

36.2

At the time of signing the said Convention, the rights and obligations of the parties arising from the present Convention are aimed at achieving economic balance between the parties. If during the implementation of the Convention, very significant variations in economic conditions should lay a significantly heavier burden on one or the other of the parties than those foreseen at the time of the signature of the said Convention, resulting in consequences which are unfair towards one or other of the parties, it is agreed that the parties shall reconsider the provisions of the present Convention in a spirit of objectivity and fairness so as to return to the initial balance.

The present clause establishes for both parties a mere obligation to renegotiate with a view to the possible adjustment of the Convention. Unless there is an express agreement between the parties, the Convention shall remain in force and shall continue to develop all its effects during the renegotiations.

ARTICLE 37 : NON RELINQUISHMENT, PARTIAL NULLITY, RESPONSIBILITY

37.1	Unless there is an explicit written relinquishment, the fact that a party does not exercise all or part of the rights granted to it in terms of the present Convention shall in no way constitute a relinquishment of the rights that it has not exercised.

37.2	If any one of the provisions of the present Convention were to be declared or deemed null and non applicable, either as a whole or in part, for whatever reason, such a fact shall not annul the present Convention which will remain in force.

37.3	If a party should consider itself seriously injured by this partial nullity. it may request the review of the relevant provisions of the present Convention. The parties shall then make every effort to reach a fair solution.

ARTICLE 38 : FORCE MAJEURE

38.1	The failure by one of the parties to execute any one of its obligations laid down by the present Convention other than obligations of payment or notification shall be excused insofar as this failure is due to a case of force majeure. If compliance with an obligation affected by the force majeure is delayed, the period allowed for the execution of the latter, as well as the duration of the Convention set out in Article 33, notwithstanding any provision to the contrary in the present Convention, shall automatically be extended by a period equal to the delay caused by the force majeure event. However, it is understood that neither the State nor BHP may invoke in their favour as constituting a case of force majeure any act or action (or any omission to act) resulting by their fault.

38.2	In terms of the present Convention, the following should be interpreted as constituting a case of force majeure : any events, acts or circumstances independent of the will of a party, such as acts of war, or conditions attributable to war, revolt, civil strife, blockades, embargoes, strikes or other social conflicts, riots, epidemics, earthquakes, floods or other weather phenomena, explosions, fire, lightning, fiats and acts of terrorism. The intention of the parties is that the term “force majeure” shall be interpreted as closely as possible with the principles and usage of international law.

38.3	When one or the other of the parties deems that it has been prevented from fulfilling any one of its obligations by reason of a case of force majeure, it should immediately notify the other party of this impediment in writing, giving the reasons. The parties should take all necessary steps to ensure that there is the shortest time possible before a return to the normal execution of obligations affected by the force majeure, subject to a party not being bound to settle disputes with third parties, including labour conflicts, unless the conditions are acceptable to it or the settlement is made compulsory following a final arbitration judgement or a decision by a competent court of law. The State undertakes to co-operate with BHP and/or the limited liability company for a mutual settlement of any labour conflict that may arise.

ARTICLE 39 : REPORTS, ACCOUNTS AND INSPECTIONS

39.1	BHP and/or each limited liability company, each insofar as it is concerned, for the duration of the present Convention, undertakes the following :

a)	to keep accurate, true and detailed accounts in Mali, of all its transactions, accompanied by documentary proof allowing the accuracy to be verified. Representatives of the State specially mandated for this purpose shall check these accounts ;

b)	to open for the inspection of the State or its duly authorised representatives all accounts or books which are abroad and relate to its operations in Mali.

39.2	All the information brought to the attention of the State by BHP and/or the limited liability company in pursuance of the present Convention shall be considered as confidential and the State undertakes not to reveal its contents to any third parties, without having first obtained the prior written consent of BHP and/or the limited liability company, depending on circumstances. which shall not be refused without valid reason.

ARTICLE 40 : SANCTIONS AND PENALTIES

In case of failure to comply with any obligations arising from the laws and regulations in force on the date of signature of the present Convention, insofar as these laws and regulations apply to BHP and/or the limited liability company subject to the provisions of Article 21, the sanctions and penalties set out in the same legislative or statutory texts shall be immediately applicable.

ARTICLE 41 : NOTIFICATIONS

All communications or notifications envisaged in the present Convention should be done by registered letter with acknowledgement of receipt or by telex confirmed by registered letter with acknowledgement of receipt, as follows :

a)	All notifications to the State may be validly sent to the DNGM at the following address:

Direction Nationale de la Géologie et des Mines

B.P. 223 Tel: (223) 22.58.21 Fax: (223) 22.71.74.

Bamako, Republic of Mali

b)	All notifications to BHP shall be sent to the following address :

BHP Minerals International Inc.

550 California Street

San Francisco, California 94104

Attention: Secretary

Telex: 6712202 UII UW

Tel : (415) 981.15.15

Fax: (415) 398-0154

with a copy to the BHP office in Bamako, P.O. Box 2856, Bamako, Republic of Mali.

From the time that the limited liability company is established, all notifications shall validly be sent to the address of the limited liability company.

Any change of address should be given in writing as soon as possible by one party to the other.

ARTICLE 42 : LANGUAGE OF THE CONTRACT AND SYSTEM OF MEASURE

42.1	The present Convention is written in French. All reports or other documents drawn up or to be drawn up in pursuance of the present Convention shall be drawn up in the French language.

The translation of the present Convention into any other language shall be done for the exclusive reason of facilitating its implementation. Should there be any contradiction between the French text and the English text, the French text shall prevail.

42.2	The system of measure applicable shall be the metric system.

ARTICLE 43 : INTERVENTION OF THE LIMITED LIABILITY COMPANY

When each limited liability company envisaged by the present Convention is established, the limited liability company shall sign three original copies of the present Convention and shall by this signature accept the obligations incumbent upon it by virtue of the present Convention.

Done in Bamako, 28 April 1992 in four original copies

FOR BHP Minerals International Inc The Director General BHP Minerals Mali	For the GOVERNMENT OF THE REPUBLIC OF MALI THE MINISTER OF MINING, ENERGY AND WATER AFFAIRS

[Stamp : BHP UTAH MALI INC THE DIRECTOR GENERAL]	[Stamp : THE MINISTRY OF MINING, ENERGY AND WATER AFFAIRS THE MINISTER]
D.A. HUGGINS	Karim DEMBELE
[Signature illegible]	[Signature illegible]

Translation	ANNEXE I

POWER OF ATTORNEY

LET IT HEREBY BE KNOW THAT :

BHP Minerals International Inc, a company duly incorporated and governed by the laws of the State of Delaware, United States of America, hereby designates, nominates and constitutes

DAVID A HUGGINS

its legal representative for the purposes of acting as representative of the company in the Republic of Mali.

Hereby GIVE and AWARD to the said Representative full powers and authority to do and accomplish all actions and objectives necessary and appropriate for the execution of the above, and hereby ratifies and confirms everything that the said Representative shall intentionally do or shall cause to do by virtue of the presents.

The present power of attorney may be revoked but shall remain in force with regard to any person acting in belief of it until written notification of the revocation of this power of attorney has been received.

IN TESTIMONEY WHEREOF, BHP Minerals International Inc has caused this power of attorney to be signed in its name and to bear its seal by its duly authorised directors.

This 25th day of March 1992

BHP Minerals International Inc

By:

Deputy Director General

By:

Deputy Secretary General

ANNEXE II

DESCRIPTION OF THE BOUNDARY AREA

A.	DESCRIPTION OF THE BOUNDARY AREA OF THE EXPLORATION PERMIT

Massigui Sheet, (IGN N° NC-29-XXIV), Morila Zone, Sikasso Region.

Boundaries of the Area:

Point A	:	Co-ordinates	7° longitude west
12° latitude north

From point A to point B along the 12° north parallel

Point B	:	Co-ordinates	6°20’ longitude west
12° latitude north

From point B to point C along the 6°20’ west meridian

Point C	:	Co-ordinates	6°20’ longitude west
11°30’ latitude north

From point C to point D along the 11°30’ north parallel

Point D	:	Co-ordinates	7° longitude west
11°30’ latitude north

From point D to point A along the 7° meridian west

Total surface area of the Permit: 3.989 km2

Following page: map showing the location of the Morila Exploration Permit.

BHP-UTAH MALI

PERMIS DE MORILA

A
B
C
D

MALI
MALI
MORILA
CONCESSION AREA

ANNEXE III

PROGRAMME OF ACTIVITIES AND BUDGET

A.	PROGRAMME OF ACTIVITIES

The programme of activities proposed by BHP Minerals will be conducted over three years and will consist of two distinct phases, each lasting 18 months.

Phase I : Duration 18 months :

This phase consists of proving the economic viability of the anomaly by surface work (drilling, auger drilling, pits, trenches, diamond drilling, geophysicals, preliminary ore processing tests). At the end of this phase, BHP Minerals will decide whether it is worth starting on Phase II.

The activities envisaged consist of the following:

•	1.050 metres of auger drilling over a surface area of 1.000 x 800 m.

•	2.520 metres of auger drilling over a surface area of 700 x 300 m.

•	Trenches

•	Pits

•	Sampling

•	Analyses

•	Geophysics (VLF, mag)

•	Preliminary processing tests

•	Core drilling 2.000 m

Total Phase I: the equivalent in CFA francs of 650.000 US $.

Phase II Duration 18 months :

This phase will include estimations of reserves and a preliminary technical and economic investigation.

•	Activities

•	Core drilling 5.000 m

•	Estimation of reserves

•	Analyses

•	Geophysics (VLF, mag)

Total Phase II : the equivalent in CFA francs of 2.350.000 US $.

These estimated costs include direct expenses for the work (drilling, augers, analyses, geophysics, etc.), logistic support, consultancy fees and other technical assistance costs.

N.B. The budgets are drawn up in US Dollars.

ANNEXE IV

SPECIMEN AGREEMENT FOR THE RENDERING OF TECHNICAL SERVICES

BETWEEN :

BHP Minerals (hereinafter designated “BHP”),

AND

                     (limited liability company) (hereinafter designated (“limited liability company”)),

THE FOLLOWING WAS AGREED UPON :

A.	(limited liability company) undertakes to develop and mine a zone in Mali which forms the purpose of mining permit No. (dated the ) (hereinafter referred to as the “Boundary Area”); and

B.	BHP Minerals has the necessary technical knowledge and competence required for the exploration, development and mining of the gold-bearing subjects and (limited liability company) wishes to make use of this technical knowledge and these technical skills.

CONSEQUENTLY and in exchange for the reciprocal undertakings below. the parties have agreed as follows :

1.	PURPOSE

The purpose of the present agreement is to transfer to                      (limited liability company) the technical knowledge and skills of BHP by the rendering of technical, professional and consultancy services by BHP.

2.	DEFINITION OF THE SERVICES

The technical, professional and consultancy services which can be rendered by BHP for the achievement of the purpose defined in Article 1 (hereinafter referred to as the “Services”) shall include but shall not be limited to the following services :

(a)	Exploration activities relating to any additional exploration required in the Boundary Area;

(b)	Advice regarding the mining operations and the processing of ore;

(c)	Advice relating to the electrical facilities and their maintenance;

(d)	Advice relating to the design and construction of the processing plant and its maintenance;

(e)	Management of construction work;

(f)	Metallurgical tests and analyses, advice relating to the beneficiation of the ore, the design of the processing plants and modifications made to existing processing plants;

(g)	Geotechnical engineering work relating to underground water, drilling equipment, etc;

(h)	Financial and technical review of budgets and feasibility studies:

(i)	Advice on the use, selection, commissioning and programming of computers, the use of facilities supplied by the central BHP Minerals computer, including the methodology and programmes for the calculation of ore reserves, the planning, design and production of the mine:

(j)	Advice relating to the negotiation of sales contracts, price forecasts, means of transport and means of analysing the products;

(k)	Examination and evaluation of current or future insurance conditions and cover, the subscription of insurance contracts and the pursuit of legal actions:

(l)	Professional services relating to the financing, the management of the debt and bank agreements, financing investigation of proposed fixed investments and the training of staff for financial analysis;

(m)	Assistance in drawing up financial forecasts on behalf of the parties which have an interest in the Boundary Area;

(n)	Design and installation of construction and operation systems and accounting, financing, administration, personnel management, equipment and storage procedures;

(o)	Purchase and dispatch of equipment, tools, supplies and services:

(p)	Supervision of consultants and contractors selected according to Article 3 of this agreement; and

(q)	Any other services of any kind whatsoever which may be requested by (limited liability company).

3.	RENDERING OF SERVICES

(a)	BHP undertakes to carry out all or part of the Services at the request of (limited liability company). In order to render the services requested, BHP may, when it considers it necessary, appoint consultants and contractors to assist it in the execution of these Services and to supervise and manage these consultants and contractors.

(b)	BHP may request an affiliate to render the Services by means of a transfer or any other means.

(c)	The Services may be rendered within or outside the borders of Mali.

4.	REIMBURSEMENT OF COSTS AND EXPENSES

(a)	The Services requested by BHP and rendered in accordance with the present agreement shall be paid by (limited liability company) to BHP or to its Affiliate, depending on the circumstances, in US currency of an amount equal to the costs and expenses incurred by the execution of these services, including

(i)	Salaries, pay and bonuses for employees of BHP and its affiliates, including expatriate employees seconded to Mali, whose activities are related to the operations, the cost of all benefits relating to the said employees, all taxes on salaries, social insurance and other insurance premiums, all costs related to the making available of these employees, including, without limitation, expatriation allowances and transport costs, where applicable, and other costs relating to salaries. These salaries, pay and benefits shall comply with the BHP salary scale and its salary policy, but shall not exceed practices and salary rate in force in the mining industry for employees with a level of education, experience and competence comparable in their respective countries.

(ii)	The time of staff of BHP and/or its affiliates who carry out work directly related to the operations, either on a part time or a full time basis, within the borders of Mali or abroad, who do not fall within the framework of the provisions above, shall be divided in proportion to time spent and shall be invoiced at an hourly rate which will consist of the basic salary, in accordance with the standards of the industry, increased by 100 % to cover the costs of BHP and/or its affiliates relative to the benefits given to employees and to the salaries and overheads of the offices of the company.

(iii)	The costs, expenses and fees arising from subcontracting done by BHP or by its affiliates with third parties, as set out in paragraphs (b) and (c) of Article 3 of the present Agreement for the execution of Services by these subcontractors, including all payments made to such third parties;

(iv)	Amounts paid by BHP or by its affiliates, depending on the circumstances, to staff for transport, travel and subsistence and other expenses necessary within the framework of travelling done on behalf of or for the benefit of BHP in Mali in accordance with this agreement;

(v)	Costs of equipment and supplies used by BHP and by its affiliates, depending on the circumstances, with a view to the execution of these Services;

(vi)	Costs of telephone communications incurred for the execution of these Services;

(vii)	All sums paid by BHP or its affiliates for the purchase of equipment, supplies or services rendered on behalf of or for the benefit of the limited liability company in accordance with this agreement;

(viii)	All expenses arising from financing operations to be for the account of BHP or its affiliates, and relating to the rendering of financial services within the framework of the present agreement, and which are not reimbursed to BHP by virtue of other agreements concluded between parties;

(ix)	The price of hiring equipment from the BHP computer centre used within the framework of this agreement, in accordance with a price list, periodically invoiced by this centre to companies usually associated with BHP but not exceeding prices normally asked in the industry for comparable services;

(x)	Fees for analyses done within the framework of this agreement, in accordance with price lists, periodically invoiced by the BHP metallurgical laboratory to companies associated with BHP, but not exceeding prices normally asked in the industry for comparable services;

(xi)	Fees for geochemical analyses done within the framework of this agreement, in accordance with price lists, periodically invoiced by the BHP metallurgical laboratory, but not exceeding prices normally asked in the industry for comparable services;

(xii)	Any other expenses or costs considered as reasonable and necessary, relating to the execution of these Services.

(b)	Management, overheads and other services of a general nature rendered by the BHP head office, shall be invoiced at a rate of per cent of construction and development costs and per cent for mining costs of the mine.

5.	ACCOUNTING

BHP undertakes to keep and to cause to be kept by its affiliates accounting records on all expenses incurred, in accordance with Article 4 above, according to generally accepted accounting principles and practices. For the duration of this agreement                      (limited liability company) may request, and BHP shall supply it or cause it to be supplied by its affiliates, with copies of any receipts, invoices, extracts

from accounting records, files or other documents in the possession of BHP or its affiliates, which may reasonably be required by                      (limited liability company) to justify expenditure incurred in accordance with Article 4 above.

6.	PAYMENT FOR SERVICES

On the tenth of each calendar month, or as soon as possible after this date, following a calendar month during which the services were rendered, BHP shall draw up and submit, or shall cause to be drawn up and submitted by its affiliates, in writing, a statement of costs and expenses incurred in accordance with Article 4 above for Services rendered during the previous calendar month, or before this month if such Services were not previously invoiced. This statement shall be accompanied by copies of documentary proof corresponding to these costs or expenses. Within a period of 21 days following the dispatch of this statement,                      (limited liability company) shall pay in US dollars to BHP or its affiliates, depending on the circumstances, at the BHP office, the amount due according to the statement.

7.	RESPONSIBILITY OF BHP

(a)	For the execution of the Services, BHP undertakes to comply with and cause to be complied with by its affiliates, all standards with regard to quality, competence and diligence which are customary in the execution of services similar to those set out in this agreement. In order to supply these Services, BHP or its affiliates may apply to (limited liability company) for any information relating to the legislation in force in Mali or any other regulations relevant to this country or any other information, equipment or data that it may need and may rely on the accuracy of this information, equipment or data within the framework of the presents.

(b)	BHP and its affiliates undertake to compensate (limited liability company) for any legal action, damage, sentence, judgement, loss and expenses, including attorneys’ fees and other legal costs, by virtue of the responsibility or loss suffered by (limited liability company) for any reason including but not limited to bodily harm (including cases of death arising from this) or following material damage due to (i) gross negligence or wilful misconduct by BHP, its affiliates or their employees or (ii) the intentional failure to execute this agreement by BHP or its affiliates. (limited liability company), hereby discharges BHP, its board members, directors, managers (officials) and employees, for other such responsibilities towards (limited liability company) or any claim and, save for the above, shall indemnify BHP or its affiliates, where applicable, for any loss, cost (including legal), responsibility or damage suffered and for any expense related to it, incurred by BHP or its affiliates within the framework of the execution [part left out.]

8.	INDEPENDENT CONTRACTORS

BHP or its affiliates, depending on the circumstances, shall act as independent contractor for the execution of services and shall be fully responsible for the staff employed to carry out these Services.

9.	TERMINATION

One or other of the parties may terminate this agreement sixty days after giving written notice to the other party. Should such a termination take place.                      (limited liability company) undertakes to pay BHP or its associates, depending on the appropriate procedures set out in Article 4, for all costs and expenses incurred up to the date of termination of the services rendered in accordance with this agreement.

10.	APPLICABLE LAW

This agreement shall be governed and interpreted according to the laws of

11.	GOVERNMENT AUTHORISATIONS

                     (limited liability company) agrees to make all declarations or all applications so as to obtain the permits or authorisations required with regard to national or local authorities in Mali insofar as it concerns the execution of this agreement.

12.	NOTIFICATION

Any notifications or communications which are to be given in writing by one of the parties to the other party for any reason shall be considered as having been duly given if it is sent by telex, fax or telegraph or sent to the address of the other party as indicated below:

TO (LIMITED LIABILITY COMPANY) TO BHP

or to any other address that the Parties may from time to time give in writing, and this notice or any other communication shall be deemed to have been received on the first working day following its transmission, it being agreed that if, at the time that this notice is given a labour conflict, a natural disaster or any other event were to delay receipt of this notification or any other communication, it shall only come into effect if it has indeed been received.

13.	TRANSFER

No party to the presents may transfer this agreement without the prior written agreement of the other party, unless by special provision of the presents to an affiliate […? something omitted].

14.	EFFECTS OF THE AGREEMENT

The provisions of the present agreement shall benefit the Parties and shall bind them, their successors and their authorised transferees.

IN WITNESS WHEREOF, the parties to the presents have signed the present agreement which comes into effect on the date of its signature.

Done in                                          on

BHP Minerals	Limited liability company

BY	BY